UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF n.º 02.558.157/0001-62 - NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (“Company”), in the manner and for the purposes of CVM Resolution No 44/2021, in continuity to the Material Fact disclosed on December 16, 2022 and February 01, 2023, hereby informs its shareholders and the market in general that its Board of Directors, at a meeting held on this date, verified the fulfillment of all the conditions to grant full effectiveness to the incorporation of the Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (“Garliava”) by the Company (“Incorporation”), therefore attributing full and immediate effectiveness to said Incorporation, with the consequent extinction of Garliava, for all purposes, as of this date.

The Incorporation expands the Company's ability to create technological innovations in a sustainable and rational manner, contributing to the country's digitization through the construction and expansion of networks using cutting-edge technologies, such as 5G and fiber, which translates into services with better coverage and quality to customers users.

São Paulo, February 28, 2023.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil - Investor Relations

Telephone: +55 11 3430-3687

Email: ir.br@telefonica.com

Website: https://ri.telefonica.com.br/en

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 28, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director